URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of May, 2009

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

PRESS RELEASE 1Q09

Press Release English
1Q09
BR GAAP

PRESS RELEASE 1Q09

Notice

The Company has normally followed a policy of publishing its quarterly numbers in US GAAP based on unaudited financial information.  However, as a result of its ongoing acquisition of Aracruz Celulose S.A., the Company has not at this time been able to conclude certain accounting adjustments required to allow it to include in this press release unaudited financial information in US GAAP for the first quarter of 2009. In order to comply with reporting obligations under US securities laws and provide the US market with the same financial information for the first quarter of 2009 that was provided to the local market, the Company has translated into English the following press release published in the local market in Portuguese contains financial information prepared in local currency (reais) in accordance with Brazilian Generaly Accepted Accounting Principles (BRGAAP) based on  financial information published on this date, that have been subject to a limited review.

PRESS RELEASE 1Q09

1Q09 operations: pulp sales volume record and
start-up of Horizonte Project

Key Indicators				Change %	Change %
(in R$ million)	1Q09	4Q08	1Q08	1Q09/4Q08	1Q09/1Q08
Net Revenue	574	661	594	-13%	-3%
Domestic	287	362	298	-21%	-4%
Exports	287	299	296	-4%	-3%
EBITDA	148	190	208	-22%	-29%
% EBITDA margin	26%	29%	35%	-	-
Net Financial Result	(42)	(996)	16	96%	-363%
Net Income (Loss)	(6)	(970)	110	99%	-94%
Income (Loss) per share	(0.01)	(4.80)	0.54	100%	-102%
Net Debt	6,991	4,212	1,618	66%	333%
Pulp Sales, ´000 tonnes	349	298	307	17%	14%
% Exports	82%	77%	76%	6%	8%
Paper Sales, ´000 tonnes	80	107	87	-25%	-8%
% Domestic Market	91%	89%	86%	2%	6%

Market Value
R$ 8,7 billions
US$ 4,1 billions

Daily volume (1Q09)
Bovespa R$ 8 millions
NYSE: US$ 3.6 millions

Price per share
 (14 May 2009)
VCPA4 = R$21,24
VCP ADR = US$10,04

Number of shares*
ON = 167,808,390
PN = 244,337,106
Total = 412,145,496
* already considered the
capital increase, to be
ratificated in the
Shareholder Meeting

Investor Relations
Paulo Prignolato - CFO & IR Officer
Gustavo Barreira - Manager
Mara Dias - Coordinator
Anna Laura Linkewitsch -
Analyst

Tel: 55 11 2138 4287/ 4168 / 4361
Fax: 5511 2138 4066

ir@vcp.com.br
www.vcp.com.br
1Q09 Highlights

✓	Pulp Market: strong Chinese demand, driven by stock building and substitution of local fibers offset lower demand in developed countries;
✓
The mentioned afore factors, combined with downtimes and permanent closures, postponement of several expansion projects and the resilience of the tissue market allowed a price increase of US$20/ton by the main producers of hardwood pulp (BHKP) in the end of April, increasing list prices to US$500/ton in Europe and net prices to US$420/ton in Asia. In North America, the list price remains at US$540/ton[1];

✓	VCP’s pulp sales reached a record of 349,000 tonnes in 1Q09 (6% above guidance), but with 20% lower average price in Reais when compared to 4Q08;
✓
Paper: reduction in inventories throughout the chain due to the macroeconomic crisis and seasonality effect. However, the depreciated local currency increases competitiveness for the Brazilian product. VCP’s sales volume was 3% above the expected volume for the quarter, with 80,000 tonnes sold. The average price in Reais was 6% above 4Q08, due to price increases in all grades and greater share of coated paper in the total mix;

✓	In 1Q09, EBITDA was R$148 millions, with 26% margin. The drop is a result of lower pulp prices in Reais, partially offset by the greater volume sold and higher average paper prices;
✓	The Company posted a financial loss of R$42 millions, major impacted by marked-to-market debt with the former members of the controlling block of Aracruz, the net loss in the quarter was R$6 millions;
✓	The Horizonte Project started operations on March 30. During the first month of operation, it exceed its target production by 6%, reaching 55,000 tonnes;
✓	Corporate restructuring: the capital increase and the transfer of Aracruz’s common shares held by Safra Group (this one on April) and Arapar (“Families”) to VCP were concluded.

1st quarter of 2009 (1Q09) - VOTORANTIM CELULOSE E PAPEL S.A. - The company’s operating and financial information, except otherwise stated, are presented based on consolidated figures and expressed in Reais, as per the requirements of the Corporation Law. The Financial Statements of Aracruz Celulose S.A. (24.70% interest) are not proportionally consolidated though, and their results are recognized by equity adjustment in this report, except where otherwise stated. Likewise, the results of the interest in Ahlstrom VCP Indústria de Papéis S.A. (“JV”) before the sale of VCP’s interest in August 2008 and Ripasa S.A. Celulose e Papel (50%) up to the consortium formation have also been recognized by equity adjustment.

1 Source: RISI

PRESS RELEASE 1Q09

Index

•	Pulp Business

	Market	5

	VCP	6

	Cash cost	7

•	Paper Business	8

•	Result Analysis	9

	EBITDA	9

	Financial Result	10

	CAPEX	11

	Net Debt	12

•	Strategic Outlook	13

•	Capital Markets	14

•	Eucalyptus	14

•	Conference Calls and Webcasts	15

•	Exhibit I	16

•	Exhibit II	17

•	Exhibit III	18

•	Exhibit IV	19

PRESS RELEASE 1Q09

PULP BUSINESS

Market

During the first quarter of the year, global demand for chemically bleached pulp dropped 9%, affected by the macroeconomic crisis in developed countries. Both in Western Europe and North America (N.A.), the reduction reached 22%2, adjusting the lower demand for printing and writing paper (P&W) of 18% and 24% respectively3, among others paper grades. On the other hand, China maintained high levels of pulp imports, reducing the impact of other regions.

During the first quarter, pulp shipments to China totaled 3.3 million tonnes, an increase of 44% when compared to 1Q08. This growth is a result of the stocks building of Chinese inventories, combined with the reduction in capacity production, especially of pulp from alternative fibers (bamboo, straw, and others). In addition of the high cost, it is target of Chinese government efforts to close hundreds of plants as part of a program to reduce pollution and revitalize China’s pulp and paper industry, which began in 2005, at a slow pace, and accelerated after the 2008 Olympic Games. Official estimates from China’s National Light Industry Ministry indicate that currently 5.5 million tonnes have been shut down and another 5 million should close by the end of 20114.

This scenario created an opportunity to substitute local fibers by high-quality imported pulp with lower costs. An example is the 129% growth in Latin American pulp supply to China. Therefore, the region now ranks first in sales at 1.4 million tonnes in 1Q09, followed by North America with 800,000 tonnes.

It is also worth mentioning that, despite the lower demand scenario for P&W and other paper grades, as mentioned in the first paragraph, the market for tissue continued its historical growth trend above 3% p.a., even amid an economic slowdown such as the Asian crisis of 1996 and the 2001 terrorist attacks. Growth in demand is also expected for 2009, benefiting eucalyptus pulp (fiber of choice to tissue). In 1Q09, world shipments of eucalyptus pulp rose 11.7% versus 1Q08, while softwood fiber shipments fell 12% in the same comparison.

The reduction on demand for softwood, the low availability of wood and the prices below the cost curve of the major producers, have driven capacity closures of 2.7 million tonnes in the first quarter of 2009.

The supply adjustments combined with the sale of excess inventories to China have contributed to reduce approximately 100,000 tonnes of pulp from European inventories, reaching 1.7 million tonnes in March. According to preliminary figures, in April the inventories decreased to 1.4 million. Global supply inventories of total fibers were 04 days lower in March, while hardwood inventories declined 06 days.

Pulp prices in US dollars began the year trending downwards and stabilized at around US$480/ton to US$490/ton (Europe list price). Prices in local currency were impacted by the stable average exchange rate during the first three months of the year, at R$2.3153/US$ versus R$2.28/US$ in 4Q08 (up 1.5%). The same effect was seen in the currencies of the major pulp producers’ countries and regions (Canada, Indonesia, Chile and Europe).

However, facing a scenario of reduced supply and an outlook of a recovery in global economic growth, at the end of April the main pulp producers announced a price increase of US$20/ton in Europe, where list prices reached US$500/ton list price and in Asia, where the net price stood at US$420/ton. In North America, list prices remained stable at US$540/ton.

2 Pulp and Paper Products Council (PPPC)
3 Cepiprint
4 RISI

PRESS RELEASE 1Q09

VCP

Pulp sales reached a record of 349,000 tonnes, 6% above the guidance for the quarter, in view of the greater volume of sales to Europe, as shown in the figure below. The increase in exports to Europe reflects the gradual sales of additional volume from Três Lagoas mill, supplied with Jacarei’s pulp until the start up the new mill.

The sale of 19,000 tonnes above 1Q09 expectations reduced VCP’s inventories to what is considered historically normal levels. Sales volume was also 14% above 1Q08 and 17% higher than 4Q08.

Net revenue from pulp sales totaled R$331 million in 1Q09, as follows:

•	6% below 4Q08. The increased in sales volume was not enough to offset the 20% reduction in the average prices in Reais;

•	6% below 1Q08, because despite the 14% increase in sales volume, there was an 18% reduction in the average price in local currency;

In 1Q09, pulp exports accounted for 82% of total pulp sales volume and revenue, versus 77% in 4Q08 and 76% in 1Q08. However, pulp prices traded in the domestic market also follows international prices, therefore, US dollar indexed.

In 2009, VCP expects sales to reach 1.8 million tonnes of market pulp with the start-up of the Horizonte Project (please see “Strategic Outlook” and “Cash Cost”).

	Net Revenues (R$ thousand)						Volume (tonnes)
Pulp	1Q09		4Q08		1Q08		1Q09		4Q08		1Q08

Export Market	270,471	82%	273,426	78%	275,130	78%	286,236	82%	227,763	77%	232,141	76%

Domestic Market	60,519	18%	78,630	22%	77,951	22%	62,413	18%	69,834	23%	74,599	24%

Total	330,991	-	352,056	-	353,081	-	348,649	-	297,597	-	306,740	-

PRESS RELEASE 1Q09

Pulp Cash Cost

In 1Q09, cash cost stood at de R$494/ton, 5% below the guidance, due to variations in chemical prices and reduction in harvesting costs and wood transportation.

In relation to 4Q08, the 9% reduction resulted from:

•	the exclusion of non-recurring effects from the commercial stoppage occurred in November 2008, when the pulp production was reduced by 28,000 tonnes;

•	less consumption of fuel oil, caustic soda and sulfuric acid, thus reducing cash cost by R$5/ton;

•	reduction in fixed costs of R$8/ton, compensating the labor adjustment and inflation in 2008;

•	lower prices for chemical inputs, thus reducing costs by approximately R$17/ton;

When compared with 1Q08, the cash cost was 2% higher, mainly due to chemical products inflation along 2008.

2009 Outlook: The start up of Horizonte Project’s operations will have a positive effect on VCP’s average cash costs already in 2009. Starting up the mill sooner increased our expectations for production volume from 669,000 to 730,000 tonnes in 2009 and, following the learning curve, the mill shall reach full capacity of 1.3 million tonnes by 2010. The differentiated characteristics of the project, such as logistics and technology should yield pulp production with a cash cost approximately 15% to 20% below Jacareí, as broadly disclosed (please refer to the item “Strategy Outlook”).

PRESS RELEASE 1Q09

PAPER BUSINESS

The appreciated US dollar against Brazilian Reais exchange rate maintained the competitiveness of local producers in the domestic market, VCP’s main sales region. According to data from Bracelpa, imported P&W paper sales in the first quarter of the year accounted for 13% of the total, as compared to 17% in 4Q08 and 16% in 1Q08. On the other hand, the global economic crisis reduced credit availability and guided a decline in accumulated inventories throughout the production chain.

VCP began 2009 with paper inventory 20% below 2008 driven by the sale of additional 11,000 tonnes above the expected in 2008 and attention to inventories management according to the outlook of potential decrease in demand. In the first quarter of 2009, sales totaled 80,000 tonnes, 3% above guidance. Sales volume was 25% below 4Q08 due to the industry seasonality, which higher sales volumes are concentrated in the second half of the year. When compared to 1Q08, sales decreased 8%, partially explained by the sale of remainder portion of joint venture with Ahlstrom in Jacareí.

Even amidst an unstable scenario during the first quarter, VCP grew its market share in thermal, carbonless and other specialty papers, segments where the company is market leader. Specialty paper was responsible for 32% of the company’s paper sales volume. In the P&W, cut size, and coated paper segments, VCP maintained a relevant market position. Coated papers amounted 27% and uncoated 41% of the total sales, as shown in the figure above.

Despite the drop in volume compared to both 4Q08 and 1Q08, average prices were 6% and 10% higher, respectively, lessening the decline in revenue. Better prices reflect improvement in our product mix, reduced competition from imports in the local market and better paper prices in export projects, benefitting exports.

In 1Q09, revenue from the Paper Business was R$243 million

•	21% below 4Q08, due to the drop in volume;

•	1% higher vs 1Q08, with higher average prices 10% despite 10% decrease in volume

In this quarter, 91% of volumes were sold in the domestic market, versus 89% in 4Q08 and 86% in 1Q08.

For 2009, we maintain our sales projection of 380,000 tonnes, and no investments in expansion are planned.

	Net Revenues(R$ thousand)						Volume (tonnes)
Paper	1Q09		4Q08		1Q08		1Q09		4Q08		1Q08

Export Market	16,373	7%	25,120	8%	20,338	8%	7,045	9%	12,034	1%	12,398	14%

Domestic Market	226,979	93%	283,500	92%	220,515	92%	72,578	91%	95,167	89%	74,638	86%

Total	243,352	-	308,619	-	240,854	-	79,623	-	107,201	-	87,036	-

PRESS RELEASE 1Q09

RESULT ANALYSIS

Beginning on September 1, 2008, when the consortium was approved for Conpacel business unit, VCP began consolidating financial results for the unit proportionally to its share. Therefore, except where otherwise mentioned, the figures presented here already consolidate Conpacel;

EBITDA

In 1Q09, EBITDA totaled R$148 million, with a margin of 26%. EBITDA was 22% below the prior quarter in nominal terms (Reais), primarily reflecting lower paper volume and drop in the pulp price. The reduction in cash cost and selling expenses, from lower costs of international logistics for all regions, partly offset the negative effects cited in the preceding paragraph. In USD terms, the reduction over 4Q08 was 14%, already considering the destination of sales in 1Q09.

PRESS RELEASE 1Q09

Financial Result

Effects of Foreign Exchange Fluctuations on US Dollar denominated Debt

The appreciation of 0.9% of the Brazilian Real at the end of period exchange rate in 1Q09 (please refer to table below), benefited debt indexed to US dollars. The financial income as a consequence of this appreciation was approximately R$98 million, when added to interest income of R$12 million from financial investments and R$15 million from derivatives (see next item for additional details), totaled R$127 million in the first three months of the year.

R$/US$	1Q09	4Q08	1Q08	Var. 1Q09/4Q08	Var. 1Q09/1Q08
End of period exchange rate	2.3152	2.337	1.7491	-0.9%	32.4%
Average exchange rate	2.3153	2.280	1.7387	1.6%	33.2%

The financial expenses were R$169 million. The main impacts came from:

•	R$91 million derived from interest on bank debt balances (please refer to the item “Debt” for more info);

•
R$48 million referring to marking to market the present value of liabilities to the former-controlling block of Aracruz, sellers of shares that were acquired by VCP. This expense does not have an immediate cash impact and follows the programmed schedule of amortization of the payments;

Therefore, the net financial result was a negative R$42 million.

Derivatives

Derivatives have typically been used by the company as a risk management instrument with the objective of protecting its cash flow from foreign exchange fluctuations. VCP’s internal policy allows the company to use derivatives with a maximum notional value of 80% of operating free cash flow in US dollars, meaning cash flow generation generated in US dollars after the payment of costs and expenses. On March 31, 2009 VCP held notional liquid positions in the amount of 4% of operating cash flow in US dollars, therefore, well within the limits of its internal policy. It is also important to note that the derivatives carried by VCP are not subject to the so-called cash adjustment margin and any cash adjustment is only due at the expiration of the contract.

Derivatives protect future cash flows and have their maturities spread over long periods of time. Meanwhile, for accounting purposes, amounts are marked to market at the close of each period reflecting the positive or negative effect of the foreign exchange variation of the instrument as of that date, although this is a non-cash effect since there is no need to liquidate positions at the end of each quarter which would generate a cash event. In 1Q09, the financial revenue resulting from marking VCP’s financial instruments to market was R$15 million.

Our net position in Non Deliverable Forwards / TARNs and swaps on 03/31/2009 was:

NOTIONAL in USD MM	Notional in US$million*	M-t-m** 31/03 (US$m)	Cash Effect 1Q09 (R$ mm)
NCE UBB (CALLS)	(140)	(70)	(6)
NON DELIVEBLE FORWARD	88	(16)	9,8
SWAP LIBOR JP	50	10	0
SWAP PRE DI ACC	100	2	0
SWAP YEN VOTO III	(45)	(2)	(2)
TARN***	(156)	(92)	(55)
	(103)	(168)	(51)
*(short) / long; ** M-t-m: mark-to-market on the reference date; *** notional value already leveraged;

PRESS RELEASE 1Q09

Following the afore-mentioned effects on the financial result, the net loss in the quarter was a R$6 millions against a loss of R$970 million in 4Q08, when there was a significant impact from the devaluation of the Real.

(*) Interest and Financial Expenses/Income

(**) Non operating Result, Depreciation, Amortization and Depletion.

CAPEX

CAPEX (R$ million)	1Q09	2009E*
Expansion Projects	339	759
Security/Environment	4	33
Forests	59	195
. São Paulo	19	68
. Rio Grande do Sul	14	22
. Três Lagoas (MS)	26	105
Maintenance, IT, R&D, Modernization	3	14
TOTAL VCP	405	1,002
50% of Conpacel*	15	58
TOTAL VCP + 50% Conpacel	420	1,060
* Estimate for the year

VCP invested R$ 420 million in 1Q09, as follows:

•           14% in forestry sector: forest maintenance and infrastructure

•           81% in expansion: the conclusion of the Horizonte Project, according to scheduled financial disbursements, which differ from the physical progress of the project;

•           2% Maintenance, IT, R&D, Modernization.

•           Our 50% ownership of Conpacel added R$15 million to total Capex in the quarter.

As shown in the table above, capital expenditures related to capacity expansion should amount R$759 million in 2009. This amount refers to the remaining disbursements for the Horizonte Project, which will increase capacity from 900,000 tonnes to 1.3 million tonnes demanding additional investments of US$600 million. There are no further investments in capacity expansion scheduled to 2009.

PRESS RELEASE 1Q09

Net Debt

Since 2008, VCP has been focusing its investments in the conclusion and capacity increase of the Horizonte Project. Up to March 2009, disbursements totaled R$932 million (R$339 million in 1Q09), which justifies part of the Company’s debt increase. The additional pulp volume produced by the plant in 2009 should contribute to additional sales volume and consequently generate a positive impact on VCP’s cash generation in the year.

Additionally, in the quarter VCP acquired the common shares of Aracruz Celulose S.A. that were previously held by Arapar and Arainvest. The nominal value, as broadly disclosed, was R$2,710 million for each group (R$5,420 million total), to be paid in semi-annual installments until July 2011. Since these shares are not subject to interest or monetary correction/inflation adjustments, VCP accounts the amount at present value (PV), marking this obligation to market on the date of the transaction, according to the interest curve and opportunity cost of VCP. At the end of 1Q09, the present value of obligations totaled R$4.289 million.

On the other hand, VCP promoted a capital increase in which it received until 3/31/2009, R$2,367 million (of which part was utilized to pay the first installmnent to families and other related expenses), partially offsetting the effect of additional leverage of the purchase of Aracruz common shares. The amount that complements the “cash effect” of the above mentioned capital increase was subscribed in April (please refer to the item “Strategic Outlook”).

Therefore, VCP ended 1Q09 with a net cash position of R$2.364 million versus debt amortizations in 2009 of R$1.706 million, including marking derivative contracts to market. Our long term debt profile provides VCP adequate time between the amortization of scheduled payments and the mature of its investments and acquisitions.
It is worth to mention that the Company has been obtaining positive results in refinancing its debt that matures in 2009, preserving the liquidity originated from the capitalization.

In the quarter, the US Dollar/Real end of period exchange rate variation of 0.9% had a positive impact on US dollar indebtedness, reducing net debt to R$98 million.

Gross debt amortization profile. As of March, 2009 (includes derivatives but excludes debt with former shareholders of Aracruz)
Year	2009	2010	2011	2012	2013	2014	2015	2020
R$ millions	1,706	1.127	393	518	418	389	58	458

Debt chart including derivatives, obligation with Safra and families

Debt R$millions	1Q09	4Q08	1Q08
TOTAL GROSS DEBT	9,356	4,741	2,609
Gross Debt R$	4,819	556	317
Gross Debt USD	4,537	4,185	2,292
Cost of debt p.a.	5.94%	6.11%	5.52%
Duration	3.71	3.54	4.64
% short term portion	49%	44%	24%
TOTAL CASH	2.364	530	1.171
Cash R$	2.123	314	697
Cash USD	241	216	473
Average Income Onshore	13,00%	12,77%	12,01%
Average Income Offshore	0,46%	-1,28%	3,10%
% short term portion	100%	100%	100%
NET DEBT VCP	6.991	4.212	1.438
(+) 50% Net debt Ripasa			180
NET DEBT CONSOLIDATED *	6.991	4.212	1.618

PRESS RELEASE 1Q09

* Ebitda + Floating Capital variation + Divestments

** CAPEX maintenance + expansion

STRATEGIC OUTLOOK

Horizonte Project

On March 30, VCP‘s Horizonte Project started its operations one month ahead of schedule. The first month of operation was satisfactory, with no critical engineering issues or serious equipment deficiencies. Production amounted 55,000 tonnes in April, 6% above expectations. After 45 days of the start-up, the plant now operates at a rate of production of approximately 2,850 tonnes per day, equivalent to 78% of its total capacity. The mill is expected to reach full capacity by the end of this year, thus achieving our goal of producing 730,000 tonnes in 2009.

Corporate Restructuring: Subsequent Events.

The capital increase of VCP was finalized in April, totaling R$4.005.090.788, with subscription of 210,794,252 new shares, of which 62,105,263 common and 148,688,989 preferred. Of the total subscripted, 43,588,699 were subscribed by swap of share, the reminder in cash. The ratification will be made at an Special Shareholder Meeting scheduled to May, 27, 2009. Of the total capital increase approved 13,100,485 shares were not subscribed and therefore cancelled.

On April 29, 2009, VCP and its subsidiary Teófilo Holdings S.A. acquired 127,506,457 common shares issued by Aracruz Celulose S.A. property of the Safra Family for R$2,710,000, due to their right to sell their shares in jointly with the Lorentzen, Moreira Salles and Almeida Braga Families and as described in Note number 1 item “e” (explicative notes filed at CVM). Thus, VCP now holds, directly and indirectly, approximately 84% of the Aracruz voting capital.

In line with the decision that took place on February 6, 2009 at the Extraordinary General Meeting to increase the capital of VCP, subscription of the following shares was made as of April 30, 2009:

a) BNDES Participações SA - BNDESPar subscribed 33,327,956 preferred shares of VCP in an amount equivalent to R$633,231.

b) The Safra Family purchased 4,537,335 of VCP's preferred shares in an amount equivalent to R$86,209.

c) The Families Lorentzen, Moreira Salles and Almeida Braga subscribed 4,763,249 preferred shares of VCP in an amount equivalent to R$90,502.

d) Other minorities subscriptions totaling 10.189 shares.

PRESS RELEASE 1Q09

CAPITAL MARKETS

In 1Q09, the Bovespa Index valuated by 9% against a devaluation of 40% of VCPA4. 78,000 transactions were conducted in 1Q09, involving approximately 39 million of VCP’s preferred shares on Bovespa.

The daily average traded volume in 1Q09 was approximately US$7 million, 52% of which took place on the NYSE (US$4 million), with 48% on Bovespa (US$3 million / R$8 million, which accounted for 0.23% of Ibovespa’s volume). VCPA4 has a 0.34% share of Ibovespa (theoretical portfolio for the 3-month period in March 2009) and a 0.52% share of the ISE (theoretical portfolio from March 2009).

On the New York Stock Exchange (NYSE), VCP’s ADRs Level III depreciated 43% in 1Q09, against a 12% depreciation in the Dow Jones index. Bloomberg Paper & Forest Index Europe (BEUFRST) depreciated 32%, and Bloomberg Paper & Forest Index US (BUSFRST) depreciated 10% in the period.

Source: Economatica and Bloomberg

EUCALYPTUS

Did you know?

Þ	Eucalyptus captures a large amount of carbon dioxide (CO2) from the atmosphere, contributing to minimize the greenhouse effect and improve the local microclimate.

Research shows that one hectare of eucalyptus growth removes 60 tonnes of CO2 from the atmosphere, from the planting to harvest.

VCP is the first Brazilian company in the industry to earn the Carbon Footprint certificate throughout its entire production chain at the Jacarei Unit (SP) - the cultivation of seedlings in the nursery until the arrival of pulp to the ports of destination abroad. Thinking in terms of industrial production versus environmental conservation, VCP takes this important step to consolidate sustainable economic activity.

Carbon footprint means finding out gas emissions at all stages of the production chain. From this study it is possible not only to measure how much carbon is emitted, but also to implement initiatives to minimize the impact on nature. Now, all of our pulp is sold with a certificate, stating the amount of carbon offset.

With the commitment to generate less carbon in its activities, VCP has committed to measuring its carbon footprint since 2005, implementing actions to reduce emissions while at the same time increase the fixation of CO2 through reforestation of eucalyptus and native species.

Sources:

•	“Eucalyptus Guide – Opportunities for Sustainable Development”, Biotechnology Information Council (www.cib.org.br), May 2008

•	www.vcp.com.br

PRESS RELEASE 1Q09

CONFERENCE CALLS & WEBCASTS
Portuguese May 15, 2009 12:00 a.m. (Brasília time) 11:00 a.m. (NY time) Phone: +55 (11) 4003-9004 / Code: VCP Replay: +55 (11) 4003-9004 / Code: VCP	English May 15, 2009 10:30 a.m. (Brasília time) 09:30 a.m. (NY time) Phone: +1 (973) 935-8893 / Code: 97920530 Replay: (706) 645-9291 / Code: 97920530

Please connect ten minutes prior to the time set for the conference calls.

A slide presentation will be available for viewing and download on the IR section of our website www.vcp.com.br.

Votorantim Celulose e Papel S.A. (VCP) is one of the largest pulp and paper producers in Brazil in terms of net revenues and total assets. It has integrated operations from forest to product distribution with a highly-efficient production cycle because it uses state-of-the-art technology for each process. VCP sells its products domestically and to more than 50 countries across five continents.

IMPORTANT

1. The statements contained in this release with respect to the Company’s business outlook, projected operating and financial results, and growth potential are merely forecasts based on expectations of its Management regarding the future of the Company. Such expectations are highly dependent on Brazil’s overall economic performance as well as industry and international market conditions and, therefore, are subject to change.

2. Seeking to reconcile the regulatory deadlines for publication of its financial information at March 31, 2009 and for the three month period, the need to expedite the sharing of information to the market, as well as the demands imposed by the Administration to optimize the performance, VCP publishes its Press Release on this date with the financial information prepared in local currency (Brazilian reais) in accordance with General Accepted Accounting Principles (BRGAAP) based on financial information published on this date, that have been subject to a limited review.

3. This announcement does not constitute an offer of securities nor an offer to purchase securities in the United States. Any transactions involving an offering of securities, or offers to buy securities referred to in this announcement will not be held in the US without being registered or without an exemption from registration for them.

PRESS RELEASE 1Q09

Exhibit I

Net Operating Revenues Variation
1st QTR 2009  X 4rd QTR 2008
	BRGAAP
PRODUCTS	Tonnes		Net Revenue - R$ 000		Price - R$/ ton		QoQ %
	1Q09	4Q08	1Q09	4Q08	1Q09	4Q08	Tonnes	Revenue	Average Price

Paper
Domestic Sales
Uncoated	26,046	35,508	61,177	80,482	2,349	2,267	(26.6)	(24.0)	106.1
Coated	21,160	26,336	56,554	65,520	2,673	2,488	(19.7)	(13.7)	7.4
Special/Other	25,372	33,322	109,247	137,497	4,306	4,126	(23.9)	(20.5)	99.9
Total	72,578	95,166	226,979	283,500	3,127	2,979	(23.7)	(19.9)	5.0

Export Market
Uncoated	6,537	11,827	14,531	24,621	2,223	2,082	(44.7)	(41.0)	6.8
Coated	-	97	-	191	-	1,969	(100.0)	(100.0)	(100.0)
Special/Other	508	110	1,842	307	3,627	2,791	361.7	500.0	29.9
Total	7,045	12,034	16,373	25,120	2,324	2,087	(41.5)	(34.8)	11.3
Total Paper	79,623	107,201	243,352	308,619	3,056	2,879	(25.7)	(21.1)	6.2

Pulp
Domestic Sales	62,413	69,834	60,519	78,630	970	1,126	(10.6)	(23.0)	(13.9)
Export Market	286,236	227,763	270,471	273,426	945	1,200	25.7	(1.1)	(21.3)
Total	348,649	297,597	330,991	352,056	949	1,183	17.2	(6.0)	(19.8)

Total Domestic Sales	134,990	165,001	287,498	362,129	2,130	2,195	(18.2)	(20.6)	(3.0)
Total Export Market	293,281	239,798	286,844	298,546	978	1,245	22.3	(3.9)	(21.4)

TOTAL	428,272	404,798	574,342	660,675	1,341	1,632	5.8	(13.1)	(17.8)

Net Operating Revenues Variation
1st QTR 2009  X 1st QTR 2008
	BRGAAP
PRODUCTS	Tonnes		Net Revenue - R$ 000		Price - R$/ ton		QoQ %
	1Q09	1Q08	1Q09	1Q08	1Q09	1Q08	Tonnes	Revenue	Average Price

Paper
Domestic Sales
Uncoated	26,046	25,778	61,177	58,741	2,349	2,279	1.0	4.1	3.1
Coated	21,160	20,053	56,554	46,930	2,673	2,340	5.5	20.5	14.2
Special/Other	25,372	28,807	109,247	114,844	4,306	3,987	(11.9)	(4.9)	8.0
Total	72,578	74,638	226,979	220,515	3,127	2,954	(2.8)	2.9	5.9

Export Market
Uncoated	6,537	11,308	14,531	18,625	2,223	1,647	(42.2)	(22.0)	35.0
Coated	-	999	-	1,478	-	1,480	(100.0)	(100.0)	(100.0)
Special/Other	508	91	1,842	235	3,627	2,591	460.5	684.6	40.0
Total	7,045	12,398	16,373	20,338	2,324	1,640	(43.2)	(19.5)	41.7
Total Paper	79,623	87,036	243,352	240,853	3,056	2,767	(8.5)	1.0	10.4

Pulp
Domestic Sales	62,413	74,599	60,519	77,951	970	1,045	(16.3)	(22.4)	(7.2)
Export Market	286,236	232,141	270,471	275,130	945	1,185	23.3	(1.7)	(20.3)
Total	348,649	306,740	330,991	353,081	949	1,151	13.7	(6.3)	(17.5)

Total Domestic Sales	134,990	149,237	287,498	298,466	2,130	2,000	(9.5)	(3.7)	6.5
Total Export Market	293,281	244,539	286,844	295,468	978	1,208	19.9	(2.9)	(19.1)

TOTAL	428,272	393,776	574,342	593,934	1,341	1,508	8.8	(3.3)	(11.1)

PRESS RELEASE 1Q09

Exhibit II

INCOME STATEMENT
R$ million
	1Q09		4Q08		1Q08		QoQ %
Net Operating Revenue	R$	AV%	R$	AV%	R$	AV%	1T09/4T08	1T09/1T08
Net Revenue	574	100%	661	100%	594	100%	-13%	-3%
Domestic Sales	287	50%	362	55%	298	50%	-21%	-4%
Export Sales	287	50%	299	45%	296	50%	-4%	-3%
Cost of sales	(432)	-75%	(459)	-69%	(387)	-65%	-6%	12%
Operating Profit	142	25%	202	31%	207	35%	-29%	-31%
Selling and marketing	(67)	-12%	(67)	-10%	(63)	-11%	0%	7%
General and administrative	(24)	-4%	(43)	-7%	(28)	-5%	-44%	-15%
Resultado Financeiro	(42)	-7%	(996)	-151%	16	3%	-96%	nm
Equity - Aracruz	1	0%	(368)	-56%	20	3%	-100%	-97%
Equity - Ripasa		0%	-	0%	9	2%		-100%
Equity - Asapir	(1)		1
JV Jacareí and Others	(0)	0%	27	4%	(5)	-1%	-101%	-97%
Goodwill amortization		0%	(46)	-7%	(40)	-7%	-100%	-100%
Other operating (expenses) income	(6)	-1%	(5)	-1%	(6)	-1%	21%	10%
Lucro Operacional	3	1%	(1,295)	-196%	110	19%	-100%	-97%
Non-operating income (expense)	(3)	-1%	(3)	0%	3	1%	7%	-211%
EBIT	0	0%	(1,298)	-196%	113	19%	-100%	-100%
IR / Contribuição Social	(6)	-1%	328	50%	(3)	-1%	-102%	82%
Net Income (Loss)	(6)	-1%	(970)	-147%	110	20%	-99%	-106%

Depreciation, amortization and depletion	102	18%	96	15%	68	11%	6%	51%
EBITDA	148	26%	183	28%	178	30%	-19%	-17%
EBITDA consolidated (inc. 50% of Conpacel)	148	26%	190	29%	208	35%	-22%	-29%
Note: The Balance Sheet regarding March/08 has been reclassified in order to have a better comparison with changes introduced by Law 11.638/07.

In BRGAAP, from Jan, 1st of 2009, the balance of goodwill is accounted as impairment.

PRESS RELEASE 1Q09

Exhibit III

Balance Sheet
			R$ million
ASSETS	MAR/ 09	DEC/ 08	MAR/ 08
CURRENT ASSETS	3,350	1,783	1,962

Cash and Cash Equivalents	2,276	661	1,028
Securities	88	101	143
Trade Accounts Receivables, net	219	221	192
Inventories	483	451	342
Recoverable taxes	165	171	142
Deferred income tax	67	100	24
Others	52	78	91

NON-CURRENT ASSETSE	949	886	434

Deferred income taxes	700	658	205
Recoverable taxes	172	160	130
Others	77	68	99

	13,889	8,795	8,511

Investments	4,904	144	1,276
Property, Plant and Equipment - Net	8,372	8,026	6,546
Intangible Assets	613	625	689

TOTAL ASSETS	18,188	11,464	10,907

LIABILITIES	MAR/ 09	DEC/ 08	MAR / 08
CURRENT LIABILITIES	4,819	2,554	1,234

Short-term debt	2,411	2,032	633
Trade Accounts Payable	164	153	219
Payroll, profit sharing and related charges	37	53	29
Tax Liability	5	7	9
Taxes on Income	9	5	17
Unrealized loss from cross-currency interest rate swaps	168	225	0
Dividends and Interest attributable to capital payable	1	1	300
Stock acquisition payable	1,973
Others	51	78	27

NON-CURRENT LIABILITIES	6,877	4,778	3,982

Long-term debt	2,487	2,709	1,976
Unrealized loss from cross-currency interest rate swaps	0	8
Accrued liabilities for legal proceedings	71	72	73
Deferred income taxes , net	172	160	107
Negative Goodwill VCP-MS	1,781	1,781	1,781
Stock acquisition payable	2,316
Others	50	48	45

SHAREHOLDERS' EQUITY	6,492	4,132	5,691

Issued Share Capital	3,052	3,052	3,052
Capital Reserve	3	3	84
Revaluation Reserve	12	12	14
Legal Reserve	248	248	248
Retained earnings	810	817	2,294
Funds for future capital increase	2,367

TOTAL LIABILITIES	18,188	11,464	10,907

Note 1: Interest in Aracruz and Ripasa (August/08) and ASAPIR (since September/08) are considered Investments.

Note 2: The Balance Sheet regarding March/08 has been reclassified in order to have a better comparison with changes introduced by Law 11.638/07.

PRESS RELEASE 1Q09

Exhibit IV

Cash Flow Statement	1Q09	4Q08	1Q08
			R$ Million
NET INCOME	0	(1,298)	113
Adjustments to reconcile net income to cash provided by operating activities :

(+) Depreciation, depletion and deferred asset amortization	102	34	68
(+) Foreign exchange and unrealized (gains) losses, net	(62)	663	(27)
(+) Fair value of financial instruments	(15)	211	(6)
(+) Equity	(0)	340	(24)
(+) Gain on sale of investments		1
(+) Loss on disposal of Property, Plant and Equipment		(11)	3
(+) Debt present value adjustment - Aracruz shares	48
(+) Goodwill amortization Ripasa/ Aracruz		47	40
(+) Accrued liabilities for legal proceedings	(1)	26	1
(+) Interest on loan accrual	68	64	38

Changes in operating assets:
Trade accounts receivable	2	(56)	(5)
Inventories	(32)	12	(14)
Taxes on income and other taxes	(27)	(19)	(25)
Advance to suppliers and others	(16)	1	12
Judicial deposits	(1)		(0)

Changes in operating liabilities:
Trade Accounts Payable	11	(17)	(28)
Taxes on income and other taxes	(1)	(44)	(13)
Payroll, profit sharing and related charges	(16)	(4)	(12)
Others	(1)	19	(5)

Net cash provided by operating activities	59	(31)	116

Interest paid on loans	(49)	(80)	(35)
Taxes on income and other taxes		33	(10)
Dividends and Interest attributable to capital payable		13
CASH FLOW FROM OPERATING ACTIVITIES	10	(65)	71
Investment activities

Acquisition of an interest in an affiliate	(500)
Property, Plant and Equipment Acquisition	(420)	(577)	(165)
Acquisition of Intangible assets		2
Revenues on Property, Plant and Equipment Sales	1
Settlement of financial instruments	(51)	(106)	(2)
Sale of an interest on affiliate		(15)
Treasury Share Acquisition (Sale)			2
CASH FLOWS FROM INVESTING ACTIVITIES	(970)	(696)	(165)
Financing activities
Loans
Borrowings	423	1,056	169
Repayments	(206)	(469)	(206)
Treasury Share Acquisition (Sale)
Funds for future capital increase	2,361
Withholding tax related interest attributable to capital			(22)

CASH FLOWS FROM FINANCING ACTIVITIES	2,578	587	(59)

Exchange variation effect on cash and cash equivalents	(3)	42	8
Initial balance of cash and cash equivalents - Chamflora
Effect of the classification of cash and cash equivalents pursuant to CPC 03		4
Net increase (decrease) in cash and cash equivalents	1,615	(128)	(145)
Cash and cash equivalent at beginning of period	661	789	1,316
Cash and cash equivalent at end of period	2,276	661	1,171

Note:The Balance Sheet regarding March/08 has been reclassified in order to have a better comparison with changes introduced by Law 11.638/07.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: May 15, 2009	By:	/s/ Paulo Prignolato
Name: Paulo Prignolato
Title: Chief Financial Officer